UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 5

Under the Securities Exchange Act of 1934

Information to be included in statements filed

pursuant to Rule 13D-1(A) and Amendments

thereto filed pursuant to Rule 13D-2(A)

Global Signal Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37944Q 10 3

(CUSIP Number)

Randal A. Nardone

Secretary

Fortress Registered Investment Trust

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

October 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 2 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT PINN LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) WC/AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -19,162,248-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -19,162,248-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -19,162,248-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37944Q 10 3 Page 3 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT Holdings LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -19,659,324-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -19,659,324-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -19,659,324-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

* 19,162,248 shares solely in its capacity as the sole member of FRIT PINN LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 4 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Registered Investment Trust
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) WC/AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8            SHARED VOTING POWER

-20,306,252-* (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -20,306,252-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,306,252-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

14 TYPE OF REPORTING PERSON (See Instructions) OO

* 19,659,324 shares solely in its capacity as the sole member of FRIT Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 5 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Pinnacle Investment Fund LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -5,137,444-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -5,137,444-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,137,444-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) IV

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 6 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Advisors LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -5,137,444-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -5,137,444-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,137,444-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) IA

*Solely in its capacity as the investment advisor of Fortress Pinnacle Investment Fund LLC

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 7 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert H. Gidel
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -30,000-
8 SHARED VOTING POWER -5,137,444*-
9 SOLE DISPOSITIVE POWER -30,000-
10 SHARED DISPOSITIVE POWER -5,137,444*-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -5,167,444-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) IN

* Solely in his capacity as the sole manager of Fortress Pinnacle Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 8 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8            SHARED VOTING POWER

-20,306,252-* (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -20,306,252-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,306,252-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 9 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8            SHARED VOTING POWER

-20,306,252-* (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -20,306,252-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -20,306,252-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 10 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT GSL LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -4,705,883-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -4,705,883-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,705,883-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 11 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT Holdings LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -4,705,883-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -4,705,883-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,705,883-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the sole member of FIT GSL LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 12 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Trust II
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -4,705,883-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -4,705,883-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,705,883-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 13 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund II LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -4,705,883-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -4,705,883-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,705,883-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 14 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM II LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -4,705,883-*
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -4,705,883-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -4,705,883-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006)
14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund II LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 15 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Group LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8            SHARED VOTING POWER

-31,078,781-* (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -31,078,781-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 31,078,781-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.3% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

14 TYPE OF REPORTING PERSON (See Instructions) OO

* 4,705,883 shares solely in its capacity as the managing member of Fortress Fund MM II LLC, 20,306,252 shares solely in its capacity as the managing member of Fortress Fund MM LLC, 5,137,444 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, 904,802 shares solely in its capacity as the managing member of Drawbridge Global Macro Advisors LLC and 24,400 shares solely in its capacity as the managing member of Drawbridge Special Opportunities Advisors LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3 Page 16 of 24 Pages
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Holdings LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions) Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8            SHARED VOTING POWER

-31,078,781-* (inclusive of 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -31,078,781-*
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -31,078,781-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.3% (based on 70,219,342 shares of common stock outstanding as of August 1, 2006 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of October 5, 2006)

14 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the sole member of Fortress Investment Group LLC.

The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed on January 3, 2005, as amended by Amendment No. 1 thereto filed on February 16, 2005, and as amended by Amendment No. 2 thereto filed on May 11, 2005, and as amended by Amendment No. 3 thereto filed on May 31, 2005, and as amended by Amendment No. 4 thereto filed on December 12, 2005 (as so amended, the "Schedule 13D"), by FRIT PINN LLC ("FRIT PINN"), FRIT Holdings LLC ("FRITH"), Fortress Registered Investment Trust ("FRIT"), Fortress Pinnacle Investment Fund LLC ("FPIF"), FIG Advisors LLC ("FIGA"), Robert H. Gidel ("Gidel"), Fortress Investment Fund LLC ("FIF"), Fortress Fund MM LLC ("FFMM"), FIT GSL LLC ("FIT GSL"), FIT Holdings LLC ("FITH"), Fortress Investment Trust II ("FIT II"), Fortress Investment Fund II LLC ("FIF II"), Fortress Fund MM II LLC ("FFMMII"), Fortress Investment Group LLC ("FIG"), and Fortress Investment Holdings LLC ("FIH", and together with FRIT PINN, FRITH, FRIT, FPIF, FIGA, Gidel, FIF, FFMM, FIT GSL, FITH, FIT II, FIF II, FFMMII, and FIG, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Global Signal Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

On October 5, 2006, the Issuer, Crown Castle, and CCGS Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crown Castle ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Crown Castle following the transaction.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock of the Issuer will be converted into the right to receive, at the election of the holder thereof, either 1.61 shares of Crown Castle common stock or $55.95 in cash, subject to a maximum aggregate amount of cash consideration equal to $550 million. In addition, upon consummation of the Merger, each option or warrant entitling the holder to purchase a share of the Issuer's common stock shall be converted into an option or warrant, as applicable, to purchase a number of shares of Crown Castle common stock equal to the product of the number of the Issuer's shares subject to such option or warrant, as applicable, and the Stock Consideration, at an exercise price per share equal to the quotient obtained by dividing the aggregate exercise price of the shares of the Issuer's common stock subject to such option or warrant, as applicable, by the aggregate number of shares of Crown Castle common stock subject to such converted option or warrant, as applicable.

Crown Castle agreed to expand its board of directors from 10 to 13 members and to appoint a representative of each of (i) certain of the Reporting Persons (collectively, "Fortress"), (ii) Greenhill Capital Partners, L.P. and certain of its related partnerships (collectively, "Greenhill"), and (iii) Abrams Capital Partners II, L.P. and certain of its related partnerships (collectively, "Abrams", and together with Fortress and Greenhill, the "GSL Stockholders"), to the board upon the consummation of the Merger.

Concurrently and in connection with the execution of the Merger Agreement, each of Fortress, Greenhill and Abrams, who collectively hold approximately 72.9% in aggregate of the outstanding shares of the Issuer's common stock as of the close of business on October 4, 2006, entered into a support agreement with Crown Castle (the "Support Agreements"), pursuant to which each GSL Stockholder agreed to vote certain of its shares of the Issuer's common stock (representing in the aggregate 40% of the Issuer's common stock outstanding and entitled to vote on the Merger Agreement) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any transaction or other action that would impede the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.

In addition, on October 5, 2006, concurrently and in connection with the execution of the Merger Agreement, the GSL Stockholders and Crown Castle entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which, among other things and subject to the terms and conditions thereof, Crown Castle granted to the GSL Stockholders certain rights with respect to the registration of the shares of Crown Castle common stock received in the Merger and granted each GSL Stockholder the right to cause the nominating committee of Crown Castle's board of directors to re-nominate one director to Crown Castle's board of directors, subject to continued minimum share ownership by the GSL Stockholder in Crown Castle.

The foregoing descriptions of the Merger Agreement, the Support Agreements and the Stockholders Agreement are qualified in their entirety by reference to the Merger Agreement, the Support Agreement with each of Fortress, Greenhill and Abrams, and the Stockholders Agreement, copies of each of which are attached as Exhibits 2.1, 99.1, 99.2, 99.3, and 99.4, respectively, to Global Signal's Current Report on Form 8-K, dated October 6, 2006, and each of which are incorporated herein by reference.

Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
toSecurities of the Issuer

See Item 4 above. Except as provided in the Merger Agreement, the Support Agreements, the Stockholders Agreement or as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.1

Amended and Restated Joint Filing Agreement, dated as of October 10, 2006, by and between Fortress Pinnacle Investment Fund LLC, a Delaware limited liability company, FIG Advisors LLC, a Delaware limited liability company, Robert H. Gidel, an individual, FRIT PINN LLC, a Delaware limited liability company, FRIT Holdings LLC, a Delaware limited liability company, Fortress Registered Investment Trust, a Delaware business trust, Fortress Investment Fund LLC, a Delaware limited liability company, Fortress Fund MM LLC, a Delaware limited liability company, FIT GSL LLC, a Delaware limited liability company, FIT Holdings LLC, Fortress Investment Trust II, a Delaware business trust, Fortress Investment Fund II LLC, a Delaware limited liability company, Fortress Fund MM II LLC, a Delaware limited liability company), Fortress Investment Group LLC, a Delaware limited liability company, and Fortress Investment Holdings LLC, a Delaware limited liability company.

2.1

Agreement and Plan of Merger, dated as of October 5, 2006, by and among Global Signal Inc., Crown Castle International Corp. and CCGS Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.1

Support Agreement, dated October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.2

Support Agreement, dated October 5, 2006, by and among Greenhill Capital Partners LLC, GCP SPV1, LLC, GCP SPV2, LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.3

Support Agreement, dated October 5, 2006, by and among Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.4

Stockholders Agreement, dated as of October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC, Greenhill Capital Partners LLC, GCP SPV1 LLC, GCP SPV2 LLC, Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS PINNACLE INVESTMENT FUND LLC
By:	/s/ Robert H. Gidel
as sole manager of Fortress Pinnacle Investment Fund LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FIG ADVISORS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer of Fortress Investment Group LLC, managing member of FIG Advisors LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

ROBERT H. GIDEL
/s/ Robert H. Gidel
Robert H. Gidel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FRIT PINN LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Vice President and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FRIT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS REGISTERED INVESTMENT TRUST
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS INVESTMENT FUND LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary of Fortress Fund MM LLC, managing member of Fortress Investment Fund LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS FUND MM LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FIT GSL LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FIT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS INVESTMENT TRUST II
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS INVESTMENT FUND II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary of Fortress Fund MM II LLC, managing member of Fortress Investment Fund II LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS FUND MM II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS INVESTMENT GROUP LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FORTRESS INVESTMENT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone As Manager